76354



                            EXHIBIT 2




                            PROPOSAL
                            (11/1/95)



     Fisher Auto Parts, Inc., a Virginia corporation (hereinafter "Fisher"), proposes to purchase all the operating assets of the Amalgamated Automotive Industries, Inc., a Pennsylvania corporation (hereinafter "the Seller") (excluding only accounts receivable, the Pittsburgh warehouse, the Third Street and Millersburg company-owned stores and leasehold estates at the Carlisle, Middletown and Lititz stores) substantially as follows:

INVENTORY:

Current Inventory of merchandise will be purchased based on actual count at a price equal to eighty (80%) percent of seller's net-net cost (that is, net of all discounts, credits and rebates).

An item of inventory shall be deemed to be Current Inventory if it is listed in a manufacturer's current price list (and not listed as obsolete) as of the closing date.

ACCOUNTS RECEIVABLE:

Fisher will collect Seller's accounts at no cost to Seller and remit collections to Seller monthly by the 20th day of the month following collection. Seller will be paid every dollar collected from Seller's customers until Seller shall have received the undisputed balance of such customer's account with Seller. If, after some reasonable period, there remain accounts uncollected, such uncollected account will be returned to Seller for such action as Seller may deem necessary.

FIXED ASSETS, FLEET, GOODWILL, NAME, LOGO, MISCELLANEOUS ASSETS:

Fisher will pay to the Seller at closing the sum equal to ninety (90%) percent of the book value of Seller's fixed assets (except those located in installations which are excluded from the transaction) in consideration for the fixed assets, fleet, goodwill, names, logo, and miscellaneous assets. Final allocations will be agreed to between Fisher and seller prior to the execution of a definitive purchase and sale agreement.

Buyer shall acquire the exclusive right to use the names Acme Auto Parts and Heinz Automotive Warehouse (and the related logo(s)).

PAYABLES:

The sale will be concluded under the aegis of the bankruptcy court and will be free and clear of all liens and claims.

REAL ESTATE, LEASES:

Third party leases for stores at Lemoyne, Eisenhower, Hershey and York will be assigned to Fisher and Fisher will assume the post-closing obligations of the tenant under such assigned leases.

Fisher will purchase Seller-owned properties listed in Exhibit "A" for $1,500,000.00. All properties will be sold under the aegis of the bankruptcy court free of liens, and satisfactory Phase I environmental evaluations must be completed prior to the closing.

     Myers family members sufficient to insure shareholder approval of the proposed transaction will join in the execution of the definitive agreement, covenanting to support the proposed transaction and to vote all shares owned (directly or indirectly) by them in favor of the proposed transaction.

     On behalf of the Amalgamated Automotive Industries, Inc., the undersigned accept the foregoing proposal, this 2nd day of November, 1995.


                                /s/  Kurt Myers
                                Kurt Myers
                                President/CEO




                           Exhibit "A"

Danville
Elizabethville
Enola
Fayetteville
Harrisburg (warehouse)
Harrisburg--Hillcrest
Mechanicsburg
Mifflinburg